Exhibit 99.1

To the shareholders of

NLS Pharmaceutics Ltd., Zurich, Switzerland

Zurich, 10 September 2024

Invitation to the Extraordinary Shareholders’ Meeting of NLS Pharmaceutics Ltd., Zurich, Switzerland

Dear Shareholder,

The board of directors of NLS Pharmaceutics Ltd. (the “Board of Directors”), with registered office at The Circle 6, 8058 Zurich, Switzerland (the “Company”) is pleased to invite you to the extraordinary shareholders’ meeting (the “EGM”) of the Company. The shareholders’ meeting will be held as follows:

-	Date:	3 October 2024
-	Doors open:	3.45pm (CET)
-	Meeting time:	4.00pm (CET)
-	Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

The agenda items to be voted on, the voting instructions and the appendices mentioned herein are provided below:

The agenda items and proposals of the Board of Directors are as follows:

1.	Ordinary Capital Increase re Private Financing Round

Explanation: The Company intends to conduct a private financing round by way of an ordinary capital increase in order to comply with Nasdaq listing requirements.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by an amount in Swiss francs (CHF), calculated on the day of this EGM by taking the actual investment amount (a maximum of USD 4,000,000.00) from the investors and dividing it by the lower of the stock price per share of the Company (at market close) on the trading day before the EGM, or the stock price per share of the Company (at market close) on the trading day of this invitation, with a discount of 20% being granted on the applicable stock price per share. This results in the maximum number of registered shares to be issued (each decimal number will be rounded up to the nearest whole amount as no fractional shares can be issued), which is then multiplied by the nominal value per share of CHF 0.80 each (subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024), determining the maximum amount of the ordinary capital increase in Swiss francs (the “PFR Formula”) (i.e. via the issuance of the respective number of fully paid-in registered shares in the Company with a nominal value at that point in time) and to issue these new registered shares at the following terms:

1. Total nominal value of the capital increase:	The maximum amount calculated from the PFR Formula

2. Amount to pay in:	The maximum amount calculated from the PFR Formula (shares shall be fully paid up)

3. Number, nominal value and type of the new shares:	a maximum number of registered shares in accordance with the PFR Formula with a nominal value of CHF 0.80 each (subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024)

4. Privileges of any class of shares:	The newly issued registered shares do not grant any preferential rights.

5. Issue price:	Each of these new registered shares has an issue price that is equal to the lower of the stock price (at market close) on the trading day before the EGM, or the stock price (at market close) on the trading day of this invitation, with a discount of 20% being granted on the applicable stock price per share.

6. Payment of issue price:	The issue price will be paid in cash by wire transfer.

7. Start of right to dividends:	The newly issued registered shares will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e. to restore compliance with Nasdaq listing requirements as part of an urgent restructuring measure by the Company) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated in the best interest of the Company.

9. Transfer restrictions:	There are no transfer restrictions.

2.	Ordinary Capital Increase re Debt Conversion A

Explanation: The elimination of debt is an important restructuring measure for the survival of the Company and to make the Company eligible for future financing and strategic transactions. The Company has therefore reached an agreement with the debt holders A to convert their claims against the Company into equity. To facilitate this, the Company intends to conduct an ordinary capital increase in order to provide the required shares to the debt holders A in exchange for the set-off of their claims.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by an amount in Swiss francs (CHF), calculated on the day of this EGM by taking the actual conversion amount (a maximum aggregate amount of CHF 2,567,018.00) from the debt holders A, converting it into USD using the fixed exchange rate of CHF 0.91, and dividing it by the volume weighted average price of the Company’s common shares (i.e. registered shares) for the 15 trading days prior to 18 September 2024. This results in the number of registered shares to be issued (each decimal number will be rounded up to the nearest whole amount as no fractional shares can be issued), which is then multiplied by the nominal value per share of CHF 0.80 each (subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024), determining the maximum amount of the ordinary capital increase in Swiss francs (the “IDC Formula”) (via the issuance of the respective number of fully paid-in registered shares in the Company with a nominal value at that point in time) and to issue these new registered shares at the following terms:

1. Total nominal value of the capital increase:	the maximum amount calculated from the IDC Formula

2. Amount to pay in:	the maximum amount calculated from the IDC Formula (shares shall be fully paid up)

3. Number, nominal value and type of the new shares:	a maximum number of registered shares in accordance with the IDC Formula with a nominal value of CHF 0.80 each (subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024)

4. Privileges of any class of shares:	The newly issued registered shares do not grant any preferential rights.

5. Issue price:	Each registered share has an issue price that is equal to the volume weighted average price of the Company’s common shares (i.e. registered shares) for the 15 trading days prior to 18 September 2024.

6. Payment of issue price:	The issue price per registered share will be paid by way of set-off of claims towards the Company:

	●	Ronald Hafner offsets a loan claim against the Company in the amount of a maximum of CHF 750,000.00, for which he is entitled to a respective number of registered shares of the Company in accordance with the IDC Formula.

	●	Felix Grisard offsets a loan claim against the Company in the amount of a maximum of CHF 125,000.00, for which he is entitled to a respective number of registered shares of the Company in accordance with the IDC Formula.

	●	Jürgen Bauer offsets a loan claim against the Company in the amount of a maximum of CHF 250,000.00, for which he is entitled to a respective number of registered shares of the Company in accordance with the IDC Formula.

	●	Maria Nayvalt offsets a loan claim against the Company in the amount of a maximum of CHF 250,000.00, for which she is entitled to a respective number of registered shares of the Company in accordance with the IDC Formula.

●	Ronald Hafner offsets an interest claim against the Company in the amount of a maximum of CHF 67,083.33, for which he is entitled to a respective number of registered shares of the Company in accordance with the IDC Formula.

●	Felix Grisard offsets an interest claim against the Company in the amount of a maximum of CHF 10,069.44, for which he is entitled to a respective number of registered shares of the Company in accordance with the IDC Formula.

●	Jürgen Bauer offsets an interest claim against the Company in the amount of a maximum of CHF 20,138.89, for which he is entitled to a respective number of registered shares of the Company in accordance with the IDC Formula.

●	Maria Nayvalt offsets an interest claim against the Company in the amount of a maximum of CHF 20,138.89, for which she is entitled to a respective number of registered shares of the Company in accordance with the IDC Formula.

●	The Board of Directors offsets a claim (incl. social charge) against the Company in an aggregate amount of a maximum of CHF 266,607.00, for which it is entitled (each individual member of the Board of Directors in proportion to their remuneration entitlement) to a respective number of registered shares of the Company in accordance with the IDC Formula.

● The management of the Company offsets a claim (incl. social charge) against the Company in an aggregate amount of a maximum of CHF 807,980.00, for which it is entitled (each individual member of management in proportion to their remuneration entitlement) to a respective number of registered shares of the Company in accordance with the IDC Formula.

7. Start of right to dividends:	The newly issued registered shares will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e. for restructuring and to facilitate future strategic transactions) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated to the debt holders A to offset their claims, as listed in paragraph 6 above.

9. Transfer restrictions:	There are no transfer restrictions.

3.	Ordinary Capital Increase re Debt Conversion B

Explanation: The elimination of debt is an important restructuring measure for the survival of the Company and to make the Company eligible for future financing and strategic transactions. The Company has therefore reached agreements with the debt holders B to convert their claims against the Company into equity. To facilitate this, the Company intends to conduct an ordinary capital increase in order to provide the required shares to the debt holders B in exchange for the set-off of their claims.

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by an amount in Swiss francs (CHF), calculated on the day of this EGM by taking the actual conversion amount (a maximum aggregate amount of USD 639,627.50) from the debt holders B and dividing it by the volume weighted average price of the Company’s common shares (i.e. registered shares) for the 15 trading days prior to 18 September 2024. This results in the maximum number of registered shares to be issued (each decimal number will be rounded up to the nearest whole amount as no fractional shares can be issued), which is then multiplied by the nominal value per share of CHF 0.80 each (subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024), determining the maximum amount of the ordinary capital increase in Swiss francs (the “DC Formula”) (via the issuance of the respective number of fully paid-in registered shares in the Company with a nominal value at that point in time) and to issue these new registered shares at the following terms:

1. Total nominal value of the capital increase:	the maximum amount calculated from the DC Formula

2. Amount to pay in:	the maximum amount calculated from the DC Formula (shares shall be fully paid up)

3. Number, nominal value and type of the new shares:	a maximum number of registered shares in accordance with the DC Formula (subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024)

4. Privileges of any class of shares:	The newly issued registered shares do not grant any preferential rights.

5. Issue price:	Each of these newly issued registered shares has an issue price that is equal to the volume weighted average price of the Company’s common shares (i.e. registered shares) for the 15 trading days prior to 18 September 2024.

6. Payment of issue price:	The issue price per registered share will be paid by way of set-off of claims towards the Company:

● KEY-OBS SAS offsets a claim against the Company in the amount of USD 19,159.32, for which it is entitled to a respective number of registered shares of the Company in accordance with the DC Formula.

	●	Aexon Labs Inc. offsets a claim against the Company in the amount of a maximum of USD 130,000.00, for which it is entitled to a respective number of registered shares of the Company in accordance with the DC Formula.

	●	Jeff Bernier offsets a claim against the Company in the amount of USD 31,250.00, for which he is entitled to a respective number of registered shares of the Company in accordance with the DC Formula.

	●	CHG Bio Venture SA offsets a claim against the Company in the amount of USD 147,620.55, for which it is entitled to a respective number of registered shares of the Company in accordance with the DC Formula.

	●	CliniLabs Inc. offsets a claim against the Company in the amount of a maximum of USD 279,299.90, for which it is entitled to a respective number of registered shares of the Company in accordance with the DC Formula.

	●	Thomas Curatolo offsets a claim against the Company in the amount of a maximum of USD 19,797.72, for which he is entitled to a respective number of registered shares of the Company in accordance with the DC Formula.

	●	Jennifer Franco offsets a claim against the Company in the amount of a maximum of USD 12,500.00 for which she is entitled to a respective number of registered shares of the Company in accordance with the DC Formula.

7. Start of right to dividends:	The newly issued registered shares will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e. for restructuring and to facilitate future strategic transactions) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated to the debt holders B to set off their claims, as listed in paragraph 6 above.

9. Transfer restrictions:	There are no transfer restrictions.

4.	Amendment of the Articles (new class of shares)

Explanation: In order to implement the ordinary capital increase regarding the vendor buy-out as contemplated in Section 5 hereinafter, the articles of association of the Company (“Articles”) have to be amended to allow for the issuance of a new class of shares (preferred shares).

Proposal: The Board of Directors proposes to create a new class of shares (preferred shares) and to add a second paragraph to article 3 of the Articles as follows:

“The preferred shares confer the following privileges: If new preferred shares are issued, the holders of preferred shares shall have the right to subscribe for all newly issued preferred shares in proportion to their respective participation in the total nominal value of the preferred shares. If holders of preferred shares do not exercise their subscription rights, these are offered once to the other holders of preferred shares for subsequent subscription. After that, any subscription rights not exercised by the holders of preferred shares shall be allocated to the holders of common shares. Each category of shares is entitled to be represented on the board of directors by at least one member.”

5.	Ordinary Capital Increase re Vendor Buy-Out

Explanation: The elimination of vendor debt is an important restructuring measure for the survival of the Company and to make the Company eligible for future financing and strategic transactions. The Company has therefore reached an agreement with an investor to purchase up to USD 4,000,000.00 in receivables from vendors that are outstanding and payable by the Company. In conjunction with the purchase of the receivables, the Company has agreed to issue the investor convertible loan notes entitling to convert into preferred shares of the Company (at the terms below) against the contribution of receivables of up to USD 4,000,000.00 (the “Contribution Amount”).

Proposal: The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by an amount in Swiss francs (CHF), calculated on the day of this EGM by taking the actual investment amount (a maximum of USD 4,000,000.00) from the investor and dividing it by the lower of the stock price per share of the Company (at market close) on the trading day before the EGM, or the stock price per share of the Company (at market close) on the trading day of this invitation. This results in the maximum number of preferred shares to be issued (a decimal number will be rounded up to the nearest whole amount as no fractional shares can be issued), which is then multiplied by the nominal value per share of CHF 0.80 each (subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024), determining the maximum amount of the ordinary capital increase in Swiss francs (the “VBO Formula”) (via the issuance of the respective number of fully paid-in preferred shares in the Company with a nominal value at that point in time (the “New Preferred Shares”)) and to issue these New Preferred Shares at the following terms:

1. Total nominal value of the capital increase:	the maximum amount calculated from the VBO Formula

2. Amount to pay in:	the maximum amount calculated from the VBO Formula (shares shall be fully paid)

3. Number, nominal value and type of the New Preferred Shares:	a respective number of New Preferred Shares in accordance with the VBO Formula with a nominal value of CHF 0.80 each (subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024)

4. Privileges of any class of shares:	The New Preferred Shares do grant preferential rights as per article 3 paragraph 2 of the Articles.

5. Issue price:	Each of these New Preferred Shares has an issue price that is equal to the lower of the stock price (at market close) on the trading day before the EGM, or the stock price (at market close) on the trading day of this invitation.

6. Payment of issue price:	The issue price per New Preferred Share will be paid by way of set-off of claims towards the Company:

● Institutional Investor offsets a claim against the Company in the amount of a maximum of USD 4,000,000.00, for which it is entitled to a respective number of New Preferred Shares of the Company in accordance with the VBO Formula.

7. Start of right to dividends:	The New Preferred Shares will be eligible to dividend payments as of their registration in the commercial register.

8. Restriction or cancellation of subscription rights:	The subscription rights of the shareholders are excluded for good cause (i.e. for restructuring and to facilitate future strategic transactions) within the meaning of Art. 652b of the Swiss Code of Obligations (CO). The subscription rights shall be allocated to the investor to set off its claim, as listed in paragraph 6 above.

9. Transfer restrictions:	There are no transfer restrictions.

6.	Advisory Vote Binding Term Sheet

Proposal: The Board of Directors proposes, based on an advisory vote, the approval of the binding term sheet dated 28 July 2024, as attached hereto in Appendix 1.

7.	New election of a member of the Board of Directors

Proposal: The Board of Directors proposes to newly elect Olivier Samuel as member of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting. A short biography of the proposed new board member is attached hereto as Appendix 2.

8.	Implementation of capital band (Art. 3a)

Explanation: According to the Swiss Corporate Law, by amending the articles of association, the shareholders’ meeting may authorize the Board of Directors to increase the share capital within a period of not more than five years. Such capital band (Kapitalband) may not exceed one-half of the existing share capital. The Company intends to conduct several ordinary capital increases immediately prior to the discussion of this agenda item at this extraordinary shareholders’ meeting, thus resulting in a new share capital of the Company (“New Share Capital”). It being understood that the calculation of the capital band for this invitation is therefore based on the New Share Capital. The nominal value of CHF 0.80 per registered share of the Company is further subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024.

Proposal: The Board of Directors proposes that (i) the upper limit of the capital band in article 3a paragraph 1 of the Articles shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the New Share Capital to be calculated on the day of the EGM) and that (ii) the capital band shall remain in force for a duration of five years as of today’s EGM. Therefore, article 3a of paragraph 1 of the Articles shall be amended substantially as follows:

Art. 3a - Capital Band

The Company has a capital band with an upper limit of CHF […]. The board of directors is authorized at any time until October 3, 2029, to increase the share capital by a maximum of CHF […] once or several times and in any amount. The capital increase may be effected by issuing up to […] fully paid registered shares with a par value of CHF 0.80 each up to the upper limit of the capital band.

[…].

Apart from this, article 3a of the Articles shall remain unchanged.

9.	Conditional Share Capital for Shareholders’ Options (Art. 3c)

Explanation: According to Swiss corporate law, by amending the articles of association, the shareholders’ meeting may resolve to increase the existing conditional capital. The nominal amount by which the share capital may be increased in this conditional manner must not exceed one-half of the existing share capital. As mentioned under agenda item 8 above, the Company intends to conduct several ordinary capital increases immediately prior to the discussion of this agenda item at this extraordinary shareholders’ meeting, thus resulting in the New Share Capital. It being understood that the calculation of the conditional share capital of the Company for this invitation is therefore based on the New Share Capital. The nominal value of CHF 0.80 per registered share of the Company is further subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024.

Proposal: The Board of Directors proposes that the conditional share capital for Shareholders’ Options of the Company (article 3c paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the New Share Capital to be calculated on the day of the EGM less the amount of the conditional share capital for Employee and Advisory Options in accordance with article 3b paragraph 1 of the Articles). Therefore, article 3c paragraph 1 of the Articles shall be amended substantially as follows:

Art. 3c - Conditional Share Capital for Shareholders’ Options

The Company’s share capital shall be increased by a maximum amount of CHF […] through the issuance of not more than […] registered shares, with a nominal value of CHF 0.80 each by the exercise of option rights which are granted to new shareholder in connection with the public offer of the Company and the listing of the shares.

[…].

Apart from this, article 3c of the Articles shall remain unchanged.

*******

[voting instructions and appendices follow]

Voting Instructions:

Please note the following instructions with respect to the participation in the extraordinary shareholders’ meeting:

1.	Voting rights

Shareholders who are entered in the shareholder register maintained by our transfer Agent, VStock Transfer, LLC as of 10 September 2024, 11:59 pm CET (recording date), are entitled to participate personally or be represented as provided for herein in order to exercise their shareholder rights with respect to this extraordinary shareholders’ meeting.

During the period from 11 September 2024 until and including 3 October 2024, no entries of shares will be made in the shareholder register. Shareholders who sell part or all of their shares before this extraordinary shareholders’ meeting are no longer entitled to vote to that extent. They are asked to return or to exchange their voting material.

2.	Personal Participation or Representation

Shareholders are kindly requested to return to NLS Pharmaceutics Ltd., Elena Thyen (CFO) per postal mail (The Circle 6, 8058 Zurich, Switzerland) or e-mail (etp@nls-pharma.com) the attached registration form (Appendix 3) duly completed and signed latest until 30 September 2024 (received by 11:59pm CET).

3.	Representation

In the event that you do not intend to participate personally in this extraordinary shareholders’ meeting, you may be represented by the independent proxy, KBT Treuhand AG Zürich, Kreuzplatz 5, 8032 Zurich, Switzerland (represented by David Maillard) or a third party (who need not to be a shareholder). The respective power of attorney (proxy card) (“Proxy Card”) is attached as Appendix 4.

The independent proxy will be physically present at this extraordinary shareholders’ meeting to vote on behalf of the shareholders who issued instructions to him. If the independent proxy cannot be present, the Board of Directors will appoint a new independent proxy. The powers of attorney granted to the independent proxy will also be valid for any new independent proxy appointed by the Board of Directors. In order to authorize the independent proxy, the shareholders may vote by returning the marked, signed and dated Proxy Card by e-mail or mail in line with the instructions given therein, or by voting on the internet (go to http://www.vstocktransfer.com/proxy, click on Proxy Voter Login and log-on using the control number provided in the Proxy Card). Voting instructions must be given no later than 2 October 2024 (received by 11:59pm EST).

If you opt to be represented by a third party (who need not be a shareholder), the completed and wet ink signed Proxy Card should be sent directly to the address of your designated representative. Such designated representative may only cast your vote by providing the original wet ink signed Proxy Card at the extraordinary shareholders’ meeting which explicitly names the third party as your designated representative.

With the representation by the independent proxy or a third party, a shareholder has no additional right of physical attendance at the extraordinary shareholders’ meeting.

Yours sincerely,

On behalf of the Board of Directors of NLS Pharmaceutics Ltd.

Ronald Hafner

Chairman of the Board

Appendices:

Appendix 1: Binding Term Sheet;

Appendix 2: Biography of Olivier Samuel;

Appendix 3: Registration Form; and

Appendix 4: Proxy Card.

Appendix 1

Binding Term Sheet

[separate document]

NLS Pharmaceutics Ltd - Kadimastem Ltd

BINDING TERM SHEET

This binding term sheet (this “Term Sheet”) is entered into by and between NLS Pharmaceutics Ltd (the “Company” or “NLSP”) and Kadimastem Ltd (“Kadimastem”). Subject to the limitations set forth below, the parties hereto, intending to be legally bound hereby as provided herein, and each having received good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

Parties:	NLS Pharmaceutics Ltd (the “Company” or “NLSP”, as applicable) Kadimastem Ltd (“Kadimastem”)
Binding Nature:

The parties acknowledge that this Term Sheet contains the material business terms of the transaction described herein and that they will enter into one or more mutually satisfactory formal written agreements embodying the terms of this Term Sheet and effectuating the transactions contemplated by this MOU (“Definitive Agreements”).

The parties acknowledge and agree that the Definitive Agreements will include terms and conditions that address matters not covered by this Term Sheet and terms and conditions that address in further detail the matters covered by this Term Sheet, together with additional customary terms and conditions regarding the transactions contemplated by this Term Sheet.

This Term Sheet is legally binding and enforceable on and against NLSP and Kadimastem, subject to the provisions herein, including the satisfactory completion of due diligence and legal structuring, the satisfaction or waiver of the execution conditions set forth herein, the execution of the Definitive Agreements, and the satisfaction or waiver of the closing conditions set forth herein and in the Definitive Agreements.

Transaction Overview:

Kadimastem will acquire NLSP, a company that is a reporting issuer in the US and is listed on the Nasdaq Capital Market (“Nasdaq”), and will do so through a reverse triangular merger structure in which Kadimastem will become a wholly owned subsidiary of the Company as the surviving entity (the “Transaction“ and the “Surviving Entity”); provided, however, the parties may determine to pursue alternative acquisition structures to achieve tax efficiency and to accommodate Nasdaq, regulatory, and certain corporate requirements as may be mutually agreed upon by the parties.

The parties intend that NLSP’s operations, assets, business personnel, indebtedness and liabilities existing immediately prior to the closing of the Transaction (the “Closing”), but excluding Nasdaq platform and certain R&D assets to be mutually agreed upon by the parties (such excluded assets, the “Legacy Business”), shall be transferred out of NLSP prior to the Closing (the “Restructuring”). Subject to, among other things, satisfactory financial, corporate, and legal due diligence, the parties shall decide upon the most beneficial and efficient manner to structure the Restructuring, which may be, inter-alia, by form of issuance of contingent value rights (“CVR”), a spin-off, sale of assets, or otherwise.

It is contemplated that, subject to satisfactory due diligence, in event that the Restructuring is effected by issuing CVRs, (1) the CVRs will provide current shareholders of NLSP the right to receive net cash, equity, or other net value of the CVR upon a Legacy Business sale (and after the discharge of all liabilities and indebtedness related to the Legacy Business) (the “Legacy Business Sale”) and (2) the sale of the Legacy Business shall take place within 12 months from the closing of the Transaction (the “Closing Date”), hereinafter referred to as the “Record Date”. Not later than 90 days following the Closing Date, the assets of the Legacy Business will be offered for sale through a tender or other process pursuant to terms and conditions as determined by the Surviving Entity and a to-be-designated representative of NLSP. If, however, the Legacy Business (in case not transferred prior to the Closing Date) shall be cashflow and/or profit negative as of the end of any fiscal quarter, excluding the purposes of such calculation all intellectual property maintenance costs up to a maximum of $100,000 per calendar year, then (i) the Surviving Entity may nevertheless cause the Legacy Business Sale after the Record Date, transfer and/or shut down of the Legacy Business, and (ii) Kadimastem (i.e., its former shareholders) shall be entitled to compensation for the losses generated by the Legacy Business from the date hereof until such shut down/sale accumulated on the period as shall be agreed upon in the Definitive Agreement.

Equity Split:

The Surviving Entity’s capitalization following the Transaction will be:

   ●   85% common stock for Kadimastem shareholders on a fully diluted basis

   ●  15% common stock for NLSP shareholders on a fully diluted basis

Insurance:	Kadimastem will fund up to $200,000 of the cost of D&O Run Off insurance for NLSP officers and directors following the closing of the Transaction.
Surviving Entity Management:

The Board of Directors and management of the Surviving Entity shall be replaced with the Board of Directors and the management of Kadimastem as of immediately prior to the Closing. Alexander Zwyer will be recommended by the Board to be a board member as Swiss citizen.

Cash:

Kadimastem will have minimum of $3.5 million in cash at the Closing Date which includes the cash in its bank as of the Closing Date.

NLSP will have minimum of $0.6 million in cash in the bank at the Closing Date.

Representations and Warranties:	Each party is required to make representations and warranties customary for a transaction of this type. The representations and warranties do not survive the Closing.
Covenants:

Each party is required to comply with customary covenants between the signing of the merger agreement and the closing of the Transaction, including with respect to: conduct of the business; preparation of a registration statement and proxy materials; access to information; no solicitation of additional acquisition proposals public announcements; and taking appropriate action to consummate the Transaction. These covenants do not survive the Closing.

Due Diligence:

Upon the acceptance of this Term Sheet, the parties, together with their external advisors and in-house general counsel (and the execution of any necessary legal conflict waivers), will perform customary due diligence review in order to develop a definitive acquisition proposal and satisfy their obligations to their respective boards of directors.

Each Party and its representatives shall be given reasonable access, during normal business hours and upon prior notification to those books and records of the other Party as is necessary for the purpose of conducting its due diligence investigation.

Conditions to Signing/Closing:

The entry into the Definitive Agreements shall be contingent upon the completion of the due diligence to the full satisfaction of each party, and receipt of customary approvals (such as the Board of Directors of Kadimastem and NLSP) and, inter-alia, the execution of voting support agreements by holders of at least 40% of the voting equity of each party in connection with the Transactions, to the parties’ satisfaction.

After entry into the Definitive Agreements, completion of the Transaction will be subject to, among other things, the following conditions, each of which must be satisfied or waived by the appropriate Party on or before the Closing Date (or such other date as may be specified below):

●	the execution of all customary closing certificates and other usual closing documentation for a transaction of this nature;
●	the receipt of all third party consents and regulatory approvals, including without limitation, any stock exchange approvals and Section 350 approvals that may be required in connection with the Transaction;
●	the receipt of all requisite corporate and shareholder approvals of each party, as the case may be, in accordance with applicable laws;
●	the approval of an initial listing application by Nasdaq of the Surviving Entity;
●	the satisfaction of all NLSP existing indebtedness;
●	The liabilities of NLSP to vendors and insiders will be settled and removed from the balance sheet before closing. If NLSP is unable to remove all such debts by the Closing, Kadimastem shall not be obligated to proceed with closing of the Transaction, but Kadimastem shall not on such grounds have any claim against NLSP for damages for its breach of this term sheet.
●	the parties will have performed and/or complied with all of the covenants and obligations required to be performed by the parties as set out in the Definitive Agreement;
●	the representations and warranties of each party set forth in the Definitive Agreement shall remain true and correct in all material respects as of the Closing Date;
●	an effective registration statement with respect to the Surviving Entity’s securities issued to the shareholders of Kadimastem;
●	the receipt of tax rulings, where applicable;
●	receipt of any fairness opinions, as applicable;
●	absence of any material adverse change in the Parties’ assets, operations or business as at the Closing Date;
●	All members of the officers, directors and C-level employees of Company shall resign from their position in the company at the Closing Date;
●	Kadimastem will consider retaining the NLSP’S CSO position and (part time finance manager services);
●	NLSP being compliant with all applicable Nasdaq requirements, and is not subject to any conditions and/or requirements which may reasonably jeopardize NLSP’s status as a listed company on Nasdaq (the “Compliance Requirement”). Kadimastem is aware of the upcoming Nasdaq compliance deadline of October 14, 2024 and the parties agree to work together to accommodate the requirements of Nasdaq of such hearing based on the above mentioned transaction. If Nasdaq compliant is not reach by October 14 or thereafter, Kadimastem shall not be obligated to proceed with closing of the Transaction, but Kadimastem shall not on such grounds have any claim against NLSP for damages for its breach of this term sheet.

Structuring:	The Company and Kadimastem will work to structure the proposed Transaction in the most tax-efficient manner possible for all parties.

Conduct of Business:

During the preparation and negotiations of the Definitive Agreements and through the Closing, each party will, except as otherwise agreed by the other party, (i) conduct its business in the ordinary course in a reasonable and prudent manner in light of this transaction and the plan for the sale of the Legacy Assets and desire to avoid being negative cash flow as described above From the date of this Term Sheet until the earlier of the Closing or the termination of this Term Sheet, neither party will, except as otherwise agreed by the other party, (i) make any material divestitures of assets, (ii) engage in any long-term borrowing or otherwise incur any additional indebtedness beyond ordinary course payables, (iii) issue any Black and Scholes warrants, convertible loan or other instruments under which the party will incur a cash liability, unless approved by the other side in writing, and/or (iv) make any material changes to its accounting policies.

Confidentiality:

Subject to applicable law, each of the parties agree: (i) to (and agrees to the extent applicable that the officers, directors, employees, agents and representatives thereof will) hold in confidence and not disclose to any other person, nor make any use (except in furtherance of the Transaction) of any non-public knowledge, information or other material in whatsoever form or howsoever communicated relating, directly or indirectly, to the other party hereto and obtained in connection with the Transaction; (ii) the Transaction in this Term Sheet is submitted on the understanding that its terms will remain strictly confidential and that no party or any of such party’s advisors and/or representative will, without the other party prior written consent, disclose the existence of, or any details of (whether explicit or implicit), this Transaction (including this Term Sheet) to anyone other than their employees or advisors as necessary and appropriate on a need to know basis; and (iii) any information that a party receive regarding the other party’s business and any confidential information whether received orally or in writing shall remain in completely confident and a party may not disclose any such information to third parties without the prior written consent of the other party, unless required by a governmental authority and in such a case the party will inform immediately about such obligation and will only provide the minimum information necessary and required by law.

The Parties will be bound by the mutual non-disclosure Agreement in the form attached as Annex A (the “CDA”). In case of conflict between the provisions of this Term Sheet to the NDA, this Term Sheet shall prevail.

Exclusivity:	Each party (the “Undertaking Party”), hereby agrees that, from the date of this Term Sheet and until the lapse of forty five (45) days from the date hereof, as may be extended by each of NLSP and Kadimastem’s mutual written consent (the “Exclusivity Period”), it will not, and it will direct and cause its controlled affiliates, and its and their officers, directors and representatives not to, (i) solicit, initiate, encourage the submission of or accept any other proposals or offers from any person (other than the other Undertaking Party), (A) to cause NLSP to enter into any business combination where Kadimastem is not the acquirer, other than the Transaction, or (B) relating to any acquisition or purchase of all or any material portion of the NLSP’s equity and/or assets of such Undertaking Party (other than the Legacy Business) (ii) release and/or otherwise waive any standstill arrangements or (iii) participate in any discussions, conversations, negotiations or other communications regarding, furnish to any other person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other person to seek to do, any of the foregoing. The foregoing limitations shall not apply to the performance of any agreements regarding convertibles, which are in effect on the date hereof. If, during the Exclusivity Period, NLSP becomes subject to any Nasdaq decision which is reasonably likely to conflict with the Compliance Requirement, then Kadimastem may terminate the above exclusivity.

Termination:

This Term Sheet will terminate automatically and be of no further force and effect upon the earliest of (i) the execution and delivery by the parties of the Definitive Agreements; (ii) notice of termination by either party for material breach by the other party of this Term Sheet (which must be confirmed by third party legal advisor report explaining the material breach), which breach, if curable, remains uncured for ten (10) days after written notice thereof furnished by the non-breaching party to the breaching party, (iii) by mutual agreement between NLSP and Kadimastem, and (iii) by either party if: the Transaction is not consummated by November 1, 2024, (iv) if a final and non-appealable restraining order is issued, or NLSP”s shareholder approval is not obtained, provided that the party seeking to terminate Term Sheet or Definitive Agreements is not primarily responsible for the failure to obtain such shareholder approval. The termination of this Term Sheet shall not affect any rights that either party has with respect to any breach of this Term Sheet by the other party prior to such termination.

Public Disclosure:

Neither the Company, on the one hand, nor Kadimastem, on the other hand, nor any of their respective affiliates, or any of their respective officers, directors, equity holders, advisors or employees shall publicly disclose the terms, contents or existence of this Term Sheet without the consent of the other. However, reasonable disclosure to advisors shall be permitted after obtaining specific consent from the other party. Both parties will jointly agree to the timing and content of any public disclosure relating to the proposal set forth herein and the Transactions contemplated hereby, and no such public disclosure shall be made without the prior written consent of the Company and Kadimastem. Notwithstanding the foregoing, if such disclosure is required by law, and either party provides the counterparty notice that it has received advice from counsel to such effect, the party’s prior consent to disclose only such information required by law shall not be required, provided that the party delivers a draft of all such proposed disclosure to the counterparty in advance, if practicable, of its release and incorporates therein any comments reasonably requested by the counterparty. It is the understanding of both parties that, at the time of the delivery of this term sheet, there is no requirement for any disclosure of its existence, parties or contents.

General:

This Term Sheet supersedes any and all prior agreements, understandings or discussions (whether oral or in writing) between the parties hereto pertaining to the subject matter hereof. Neither the expenditure of funds by either party in reliance on this Term Sheet nor part performance of any provision of this Term Sheet by either party shall alter the foregoing provisions of this paragraph.

Liability:	Each party will be liable for any damages for its willful and material breach of the Term Sheet or the Definitive Agreements.
Expenses:	The parties generally bear their own expenses in preparation of the Definitive Agreements.
Governing Law:	This Term Sheet shall be governed by and construed in accordance with the laws of the State of Delaware. Resolution of any dispute arising hereunder shall be by arbitration in New York City under the auspices of the American Arbitration Association. The ruling of the arbitrator may be enforced in any court of competent jurisdiction on the losing party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this term sheet is executed as of July 28, 2024.

By:	Kadimastem Ltd.

By:	/s/ Ronen Twito

By:	/s/ Asaf Shiloni
Name:	Ronen Twito and Asaf Shiloni
Title:	Executive chairman & President and CEO accordingly

By:	NLS Pharmaceutics Ltd.

By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Chairman of the Board

By:	/s/ Alexander Zwyer
Name:	Alexander Zwyer
Title:	CEO

Appendix 2

Biography of Olivier Samuel

[separate document]

ADMINISTRATREUR INDÉPENDANT engagé, assertif SANTE – MEDICO SOCIAL – BIOTECH – PHILANTROPIE PME - ETI Innovante, familiale , en phase de croissance internationale France, Luxembourg , Israël

Olivier SAMUEL 50 ans 2 Filles

Domicile : Strasbourg – Region EST

Mail : olivier.samuel@icloud.com

Tél: 06 64 95 09 88

https://www.linkedin.com/in/olivier-samuel-65659124/

Langues : Anglais

Expérience internationale :

Israël, Hong Kong , Luxembourg

Poste actuel : Consultant en stratégie et développement

Diplômes et formations

● Certificat Administrateur de Sociétés Sciences Po-IFA (2024)

● Consultant Médiateur IFRS 2021

● EM LYON 2001

● Ingénierie Biomédical 1995

Références :

● Ronen TWITOO Chairman Kadimastem

● Maurice DAHAN – Président CIBR

● Famille Ruggieri – Batipart

Centre d’intérêt :

● Scoutisme

● Étude de texte biblique ancien

PROFIL ADMINISTRATEUR :

Fort de mes engagements professionnels et bénévoles, et soutenu par un parcours de formation spécifique, je possède une expertise approfondie en gouvernance d’entreprise, qui me permet d’apporter des atouts significatifs à votre conseil. On me reconnaît pour mon agilité intellectuelle, mon approche disruptive, et ma capacité à fédérer autour d’une vision commune, des qualités essentielles pour accompagner votre entreprise dans son développement.

Ma conviction en une gouvernance alignée sur l’intérêt général et l’impact social m’a conduit à acquérir une solide expérience au sein de conseils d’administration, tant dans des sociétés cotées que dans des institutions philanthropiques. Ces expériences m’ont permis de développer une vision stratégique claire, intégrant l’innovation et la gestion des risques de manière cohérente et efficace.

Je suis convaincu que mon expertise en gestion de sociétés cotées et ma perspective unique sur la création de valeur entrepreneuriale durable peuvent enrichir les débats et décisions de votre conseil. Mon engagement envers une gouvernance rigoureuse, orientée vers la résilience et la performance extra-financière, constitue une valeur ajoutée qui, je l’espère, saura répondre aux ambitions et aux défis de votre entreprise

MANDATS EN COURS :
Expériences :

-     Administrateur chez Kadimastem (depuis 12 ans) : J’ai acquis une expertise en gestion de sociétés cotées, avec plus de 70 millions de dollars levés. Membre du comité d’audit, mon rôle couvre la supervision des relations avec les investisseurs, les partenariats industriels stratégiques, et le soutien à l’innovation dans des contextes interculturels complexes.

-     Administrateur bénévole au Consistoire israélite du Bas-Rhin (depuis 6 ans) : En tant que président du comité de Stratégie et Prospective, je pilote la transformations digitales et RSE et je coordonne une cellule de crise, active dans la gestion des crises sécuritaires et sanitaires.

PROFIL EXECUTIF :

Mon parcours, en tant qu’ex-entrepreneur et consultant indépendant, m’a permis de développer une expertise solide en stratégie, développement commercial, et gouvernance d’entreprise, principalement dans les secteurs de la santé et du médico-social. J’ai dirigé et développé une entreprise de matériel médical pendant plus de 15 ans, maîtrisant ainsi la gestion, la croissance externe, et la gestion d’équipes. Mon expérience internationale, en France, au Luxembourg et en Israël, m’a également permis de comprendre les dynamiques interculturelles et les défis de l’innovation.

Mon pitch !!! ...

PARCOURS EXECUTIF :

-     Consultant free-lance en Stratégie et business Développement dans le domaine des associations à but non lucratif et de la santé, depuis 2002.

-     Chef d’entreprise 1997 - 2019 ADOMSANTE – DARMIAN; magasin de matériel médical

Appendix 3

Registration Form

[separate document]

REGISTRATION FORM

EXTRAORDINARY SHAREHOLDERS’ MEETING

NLS PHARMACEUTICS LTD. (CHE-447.067.367)

TO BE RETURNED TO NLS PHARMACEUTICS LTD., DULY COMPLETED AND SIGNED AS PROVIDED IN THE INVITATION DATED 10 SEPTEMBER 2024, LATEST BY 30 SEPTEMBER 2024 (RECEIVED BY 11:59PM CET).

The extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd. will be held as follows:

-	Date:	3 October 2024

-	Doors open:	3.45pm (CET)

-	Meeting time:	4.00pm (CET)

-	Place:	At the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland.

Select one of the two options:

☐	Yes, I will be personally present at the extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd.; or

☐	No, I will be unable to attend the extraordinary shareholders’ meeting of NLS Pharmaceutics Ltd. personally and wish to give my power of attorney by completing the proxy form enclosed to and based on the instructions provided in the invitation dated 10 September 2024.

Date and place:

Name:

Signature:

*****

Appendix 4

Proxy Card

[separate document]

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Polls will close at 11:59 pm EDT on October 2, 2024.

CONTROL #

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE BY EMAIL Mark, sign and date your proxy card and email it to vote@vstocktransfer.com

VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. ALL VOTES MUST BE RECEIVED BY October 2, 2024.

Extraordinary Meeting Proxy Card - NLS Pharmaceutics Ltd.

The Board of Directors recommends a vote of “FOR” for all listed Proposals.

DETACH PROXY CARD HERE TO VOTE BY MAIL

1.	The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by an amount in Swiss francs (CHF), calculated on the day of this EGM by taking the actual investment amount (a maximum of USD 4,000,000.00) from the investors and dividing it by the lower of the stock price per share of the Company (at market close) on the trading day before the EGM, or the stock price per share of the Company (at market close) on the trading day of this invitation, with a discount of 20% being granted on the applicable stock price per share. This results in the maximum number of registered shares to be issued (each decimal number will be rounded up to the nearest whole amount as no fractional shares can be issued), which is then multiplied by the nominal value per share of CHF 0.80 each (subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024), determining the maximum amount of the ordinary capital increase in Swiss francs (the “PFR Formula”) (i.e. via the issuance of the respective number of fully paid-in registered shares in the Company with a nominal value at that point in time) and to issue these new registered shares at the terms listed in the Invitation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by an amount in Swiss francs (CHF), calculated on the day of this EGM by taking the actual conversion amount (a maximum aggregate amount of CHF 2,567,018.00) from the debt holders A, converting it into USD using the fixed exchange rate of CHF 0.91, and dividing it by the volume weighted average price of the Company’s common shares (i.e. registered shares) for the 15 trading days prior to 18 September 2024. This results in the number of registered shares to be issued (each decimal number will be rounded up to the nearest whole amount as no fractional shares can be issued), which is then multiplied by the nominal value per share of CHF 0.80 each (subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024), determining the maximum amount of the ordinary capital increase in Swiss francs (the “IDC Formula”) (via the issuance of the respective number of fully paid-in registered shares in the Company with a nominal value at that point in time) and to issue these new registered shares at the terms listed in the Invitation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by an amount in Swiss francs (CHF), calculated on the day of this EGM by taking the actual conversion amount (a maximum aggregate amount of USD 639,627.50) from the debt holders B and dividing it by the volume weighted average price of the Company’s common shares (i.e. registered shares) for the 15 trading days prior to 18 September 2024. This results in the maximum number of registered shares to be issued (each decimal number will be rounded up to the nearest whole amount as no fractional shares can be issued), which is then multiplied by the nominal value per share of CHF 0.80 each (subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024), determining the maximum amount of the ordinary capital increase in Swiss francs (the “DC Formula”) (via the issuance of the respective number of fully paid-in registered shares in the Company with a nominal value at that point in time) and to issue these new registered shares at the terms listed in the Invitation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	The Board of Directors proposes to create a new class of shares (preferred shares) and to add a second paragraph to article 3 of the Articles as provided in the Invitation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address. ☐			90.00
* SPECIMEN *		AC:ACCT9999

NLS PHARMACEUTICS LTD.

Extraordinary Meeting of Shareholders October 3, 2024

The undersigned, a shareholder of NLS Pharmaceutics Ltd., (the “Company”), hereby appoints

☐	KBT Treuhand AG Zurich as independent proxy, represented by David Maillard; or
☐	_______________________________________________ (full name and address)

as proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held on Thursday, October 3, 2024, at the premises of Wenger Vieli AG, Metallstrasse 9, 6302 Zug, Switzerland, at 4 p.m. CET (10 a.m. EST), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. The undersigned herewith acknowledges all actions and declarations of his/her/its proxy or the substitutes as legally binding for him/her/it. All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR” Proposals 1 through 9.

For all disputes arising out of or in connection with this Proxy, the ordinary courts at the registered domicile of the Company are exclusively competent. All obligations and rights arising out of or in connection with this proxy are governed by Swiss Law. The undersigned herewith expressively declares to indemnify the proxy or the substitutes for any direct or indirect damages arising out of or in connection with the actions referred to in this proxy card.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to all other business and legal acts which the undersigned could carry out in the event of his/her/its personal presence at the annual meeting of shareholders as well as to make any changes required due to objections by the commercial register and to any adjournment(s) or postponement(s) thereof.

PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND E-MAIL OR MAIL THE ENTIRE PROXY PROMPTLY, IN ACCORDANCE WITH THE INFORMATION PROVIDED ON THE FRONT PAGE, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. IF THE FORM OF PROXY IS MAILED IN THE UNITED STATES IN THE ENCLOSED ENVELOPE, NO POSTAGE NEED BE AFFIXED.

DETACH PROXY CARD HERE TO VOTE BY MAIL

5.	The Board of Directors proposes to increase the share capital of the Company, by way of an ordinary capital increase, by an amount in Swiss francs (CHF), calculated on the day of this EGM by taking the actual investment amount (a maximum of USD 4,000,000.00) from the investor and dividing it by the lower of the stock price per share of the Company (at market close) on the trading day before the EGM, or the stock price per share of the Company (at market close) on the trading day of this invitation. This results in the maximum number of preferred shares to be issued (a decimal number will be rounded up to the nearest whole amount as no fractional shares can be issued), which is then multiplied by the nominal value per share of CHF 0.80 each (subject to the shareholders’ approval of the share consolidation at the extraordinary shareholders’ meeting on 18 September 2024), determining the maximum amount of the ordinary capital increase in Swiss francs (the “VBO Formula”) (via the issuance of the respective number of fully paid-in preferred shares in the Company with a nominal value at that point in time (the “New Preferred Shares”)) and to issue these New Preferred Shares at the terms listed in the Invitation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	The Board of Directors proposes, based on an advisory vote, the approval of the binding term sheet dated 28 July 2024, as attached to the Invitation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.	The Board of Directors proposes to newly elect Olivier Samuel as member of the Board of Directors for a term lasting until the next annual ordinary shareholders’ meeting. A short biography of the proposed new board member is attached to the Invitation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

8.	The Board of Directors proposes that (i) the upper limit of the capital band in article 3a paragraph 1 of the Articles shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the New Share Capital to be calculated on the day of the EGM) and that (ii) the capital band shall remain in force for a duration of five years as of today’s EGM. Therefore, article 3a of paragraph 1 of the Articles shall be amended substantially as proposed in the Invitation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

9.	The Board of Directors proposes that the conditional share capital for Shareholders’ Options of the Company (article 3c paragraph 1 of the Articles) shall be equal to the maximum amount permitted by law (i.e. in the amount of one-half of the New Share Capital to be calculated on the day of the EGM less the amount of the conditional share capital for Employee and Advisory Options in accordance with article 3b paragraph 1 of the Articles). Therefore, article 3c paragraph 1 of the Articles shall be amended substantially as proposed in the Invitation.

☐ FOR	☐ AGAINST	☐ ABSTAIN